20160023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2016

Michael T. Rave
Day Pitney LLP
mrave@daypitney.com

Re: Valley National Bancorp
Incoming letter dated December 7, 2016

Dear Mr. Rave:

This is in response to your letter dated December 7, 2016 concerning the shareholder proposal submitted to Valley National Bancorp by Kenneth Steiner. We also have received a letter on the proponent's behalf dated December 9, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

December 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Valley National Bancorp
Incoming letter dated December 7, 2016

The proposal asks the board to provide proxy access with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Valley National Bancorp may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Valley National Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16 ***FISMA & OMB MEMORANDUM M-07-16***

December 9, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Valley National Bancorp (VLY)
Proxy Access
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 7, 2016 no-action request.

The company should explain why it filed a no action request and then afterwards asked the proponent to with withdraw the proposal to save money. The money is already spent on the no action request.

The deadline for shareholder proposals was November 18, 2016. Thus there was no rush for a no action request until late December.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Dianne Grenz <dgrenz@valleynationalbank.com>

DEC. 7

------ Forwarded Message
From: "Rave, Michael T." <mrave@daypitney.com>
Date: Wed, 7 Dec 2016 22:03:29 +0000
To: Office of Chief Counsel <shareholderproposals@sec.gov>
Cc: "'Eskow, Alan'" <AEskow@valleynationalbank.com>, John Chevedden
FISMA & OMB MEMORANDUM M-07-16
Subject: FW: Valley National Bancorp Rule 14a-8 No-Action Request re: Proxy Access Proposal Submitted by John Chevedden/Kenneth Steiner

Ladies and Gentlemen:

Enclosed on behalf of Valley National Bancorp is a request for no-action relief regarding the above-referenced shareholder proposal. Should you have any questions, please feel free to contact me directly at (973) 966-8123.

Regards,

Michael Rave

Michael T. Rave | Attorney at Law | Attorney Bio
<http://www.daypitney.com/professionals/R/Rave-Michael-T>

DEC. 8

------ Forwarded Message
From: "Grenz, Dianne" <dgrenz@valleynationalbank.com>
Date: Thu, 8 Dec 2016 15:39:13 +0000
To: John Chevedden ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Valley National Bancorp 8-K

Mr. Chevedden,

Please see the attached Form 8-K filed by Valley National Bancorp on December 7, 2016 to report the Board's adoption of amended by-laws to provide for proxy access. In light of this development, we respectfully request that you consider withdrawing your proxy access proposal submitted to Valley on November 14, 2016. If you agree to withdraw, we will seek withdrawal of our no-action request submitted to the SEC on December 7, 2016. This would save Valley time and expense, which we are sure you and our shareholders would appreciate. Should you wish to discuss, please let me know. Thank you.

Best,

Dianne

DAY PITNEY LLP

BOSTON CONNECTICUT FLORIDA NEW JERSEY NEW YORK WASHINGTON, DC

MICHAEL T. RAVE
Attorney at Law

One Jefferson Road
Parsippany, NJ 07054
T: (973) 966-8123 F: (973) 206-6791
mrave@daypitney.com

December 7, 2016

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Valley National Bancorp
Exclusion of Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We are writing on behalf of our client, Valley National Bancorp (the "Company"), which received a shareholder proposal and supporting statement relating to proxy access (the "Proposal") from Kenneth Steiner (together with his designated proxy, John Chevedden, the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2017 Annual Meeting of Shareholders (the "Proxy Statement").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Statement pursuant to Rule 14a-8(i)(10) on the basis that the Company has substantially implemented the Proposal.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter and the Proposal and related correspondence (attached as Exhibit A to this letter) and is concurrently sending a copy to the Proponent no later than eighty calendar days before the Company intends to file its definitive Proxy Statement with the Commission.

Background

On November 14, 2016, the Company received the Proposal which provides, in relevant part:

> RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:
>
> 1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.
>
> 2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company's proxy materials.
>
> 3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.
>
> 4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the challenging 3% of required stock for a continuous 3-years.
>
> 5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.
>
> 6. The Company shall not require that the Nominators pledge to hold stock after the meeting if their nominees fail to win election.
>
> 7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting.

As described below, on December 6, 2016, the Board of Directors of the Company (the "Board") adopted amended By-Laws of the Company (the "Amended By-Laws") to provide for proxy access (the "Proxy Access Provision"). The Board's adoption of the Amended By-Laws was reported in a Form 8-K filed with the Commission on December 7, 2016, and a copy of the Amended By-Laws was filed as an exhibit to that Form 8-K.

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal

The Company respectfully requests that the Staff concur in its view that the Proposal may be excluded pursuant to Rule 14a-8(i)(10), which provides that a shareholder proposal may be excluded from a company's proxy statement if "the company has already substantially implemented the proposal."

Rule 14a-8(i)(10)

The purpose of the Rule 14a-8(i)(10) exclusion is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Commission Release No. 34-12598 (July 7, 1976). While the exclusion was originally interpreted to allow exclusion of a shareholder proposal only when the proposal was "'fully' effected" by the company, the Commission has revised its approach over time to allow for exclusion of proposals that have been "substantially implemented." Commission Release No. 34-20091 (August 16, 1983) and Commission Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 6, 1991, *recon. denied* March 28, 1991). In addition, when a company can demonstrate that it already has taken actions that address the "essential objective" of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot, even where the company's actions do not precisely mirror the terms of the shareholder proposal. In particular, the Staff has repeatedly concurred that companies, when substantially implementing a shareholder proposal, may implement aspects of the shareholder proposal in a manner that differs in certain respects from the shareholder proposal and/or address matters on which the proposal is silent.

In 2016 to date, the Staff has granted no-action relief to numerous companies under Rule 14a-8(i)(10) on the basis that proxy access provisions adopted by those companies substantially implemented shareholder proposals requesting the adoption of proxy access, in each case because the bylaws adopted "addressed the proposal's essential objective." *See Cisco Systems, Inc.* and *WD-40 Company* (September 27, 2016); *Oracle Corporation* (August 11, 2016); *Cardinal Health, Inc.* (July 20, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (April 7, 2016); *Amphenol Corporation* (March 29, 2016); *Omnicom Group Inc.* (March 22, 2016); *General Motors Company* (March 21, 2016); *Quest Diagnostics Incorporated* (March 17, 2016); *Chemed Corporation*, *Eastman Chemical Company*, and *Newell Rubbermaid Inc.* (March 9, 2016); *Amazon.com, Inc.*, *Anthem, Inc.*, *Fluor Corporation*, *International Paper Company*, *ITT Corporation*, *McGraw Hill Financial, Inc.*, *PG&E Corporation*, *Public Service Enterprise Group Incorporated*, *Sempra Energy*, and *Xylem Inc.* (March 3, 2016); *Reliance Steel &*

Aluminum Co. and *United Continental Holdings, Inc.* (February 26, 2016); and *Alaska Air Group, Inc.*, *Baxter International Inc.*, *Capital One Financial Corporation*, *Cognizant Technology Solutions Corporation*, *The Dun & Bradstreet Corporation*, *General Dynamics Corporation*, *Huntington Ingalls Industries, Inc.*, *Illinois Tool Works Inc.*, *Northrop Grumman Corporation*, *PPG Industries, Inc.*, *Science Applications International Corporation*, *Target Corporation*, *Time Warner Inc.*, *UnitedHealth Group, Inc.*, and *The Western Union Company* (February 12, 2016) (collectively, the "Proxy Access Letters"). The proposals at issue in each of these instances were substantially identical to the Proposal. In those few instances where the Staff has declined to provide no-action relief under Rule 14a-8(i)(10) with respect to proposals seeking adoption of a proxy access bylaw, the ownership threshold percentage differed between the bylaw adopted by the company (5%) and the request in the proposal (3%). *See Flowserve Corporation* (February 12, 2016); *SBA Communications Corporation* (February 12, 2016); and *NVR, Inc.* (March 25, 2016) (no-action request granted upon reconsideration following the company's amendment of the ownership threshold in its proxy access provision to 3%).

The Staff's approach in the Proxy Access Letters is consistent with the Staff's approach to Rule 14a-8(i)(10) in contexts outside proxy access as well. *See, e.g., AGL Resources, Inc.* (March 5, 2015) (the Staff concurred in the exclusion of a proposal requesting that the board amend its governing documents to give holders of 25% of the company's common stock the power to call special meetings where the board adopted a bylaw amendment, subject to stockholder approval, providing holders of 25% of the company's common stock in a net long position for at least one year the power to call a special meeting); *Expeditors International of Washington, Inc.* (January 30, 2014) (the Staff concurred in the exclusion of a proposal requesting that the board adopt a policy to require the board chair be an independent member of the board where the position of board chair would be filled by an independent director following the completion of the current CEO's service as board chair); *Bank of America Corporation* (December 15, 2010) (the Staff concurred in the exclusion of a proposal requesting that the board take the steps necessary to amend the company's governing documents to give holders of 10% of the company's stock the power to call special meetings where such power could only be subject to an exception that applied equally to both stockholders and management and/or the board, where the board had adopted a special meeting bylaw containing a 10% ownership threshold as well as additional informational requirements for stockholders that were similar but not identical to requirements for management and the board); *Exelon Corporation* (February 26, 2010) (the Staff concurred in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided an up-to-date view of the company's policies and procedures with regard to political contributions); *Citigroup Inc.* (January 19, 2010) (the Staff concurred in the exclusion of a proposal requesting that the board have a lead independent director where the company had an independent chairman and bylaws providing for the election of an independent lead director if the board elects a non-independent chairman); *General Dynamics Corporation* (February 6, 2009) (the Staff concurred in the exclusion of a proposal requesting that the board amend its governing documents to give holders of 10% of the company's stock the power to call a special meeting, where the company had adopted a special meeting bylaw with an ownership threshold of 10% for special meetings called by one stockholder and 25% for special meetings called by a group of stockholders); *Chevron Corporation* (February 19, 2008) (the Staff concurred in the exclusion of a proposal requesting that "holders of 10% to 25%" of the company's common stock be given the power to call a special meeting where the company had adopted a provision allowing holders of 25% of the company's stock to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting was held within the preceding 12 months); *Citigroup Inc.* (February 12, 2008) (same); *Hewlett-Packard Company* (December 11, 2007) (the Staff concurred in the exclusion of a proposal requesting that the board permit stockholders to call special meetings where the company proposed a bylaw amendment to permit stockholders to call a special meeting unless the board determined that the business to be addressed at such special meeting had been addressed recently or would soon be addressed at an annual meeting); and *Johnson & Johnson* (February 17, 2006) (the Staff concurred in the exclusion of a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees where the company had verified the legitimacy of 91% of its domestic workforce).

The Amended By-Laws Substantially Implement the Proposal

On December 6, 2016, the Board adopted the Amended By-Laws to provide for proxy access, effective immediately. The Proxy Access Provision enables a shareholder (or a group of up to 20 shareholders) that has held shares of the Company's common stock comprising at least 3% of the Company's outstanding common stock for at least three years, to have its nominees included in the Company's Proxy Statement alongside the Company's nominees. Shareholders may include up to the greater of (i) two nominees or (ii) 20% of the Board pursuant to this procedure. The Amended By-Laws are attached as Exhibit B to this letter.

The Company believes that the facts in the present instance are analogous to those in the Proxy Access Letters, and the Staff should reach the same conclusion with regard to the Proposal as in the Proxy Access Letters cited above. The Company's Proxy Access Provision both addresses the essential objective of the Proposal and includes terms that compare favorably with the guidelines of the Proposal.

As set out in the 1998 Release, a proposal need not be "fully effected" by a company to meet the substantially implemented standard under Rule 14a-8(i)(10). Rather, under the "substantially implemented" standard, a company may exclude a shareholder proposal when the company's actions address the shareholder proposal's underlying concerns, even if the company does not implement every aspect of the shareholder proposal. In this case, the Proxy Access Provision meets this standard. While the Company's Proxy Access Provision does not precisely track the terms of the Proposal in every respect, it more than satisfies the "essential objective" of the Proposal in that, consistent with the Proposal, it gives shareholders a meaningful proxy access right under which shareholders that have held at least 3% of the Company's shares for at least three years may include at least two proxy access nominees for director alongside management's nominees in the Proxy Statement.

The following is a summary of how the Proxy Access Provision addresses each element of the Proposal:

1. **Ownership Requirement to Submit a Proxy Access Nominee.** The Proposal provides that a nominating shareholder or shareholder group must "beneficially own 3% or more of the Company's outstanding common stock ... continuously for at least three years and pledge to hold such stock through the annual meeting." Section 4(e) of the Proxy Access Provision requires that "[a]n Eligible Shareholder must have owned . . . continuously for at least three (3) years that number of shares of common stock as shall constitute three percent (3%) or more of the outstanding common stock of the Corporation ..." (the "Ownership Requirement"), thus tracking the Proposal. Further in line with the Proposal, Section 4(f)(iv)(E) of the Proxy Access Provision requires that the eligible shareholder provide a written representation that he or she will continue to own the shares through the date of the annual meeting.

2. **Supporting Statement.** The Proposal provides that the "Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials." Section 4(g) of the Proxy Access Provision permits an eligible shareholder to provide "a written statement for inclusion in the Corporation's proxy statement for the annual meeting, not to exceed five hundred (500) words, in support of the Shareholder Nominee's candidacy."

3. **Maximum Number of Proxy Access Nominees.** The Proposal provides that "[t]he number of shareholder-nominated candidates eligible to appear in Company proxy materials should be one-quarter of the directors then serving or two, whichever is greater." Section 4(c) of the Proxy Access Provision provides that the number of proxy access nominees included in the proxy statement for an annual meeting of shareholders shall not exceed "the greater of two (2) or twenty percent (20%) of the number of directors in office ... or, if such amount is not a whole number, the closest whole number below twenty percent (20%)." While the upper percentage of 20% provided under the Proxy Access Provision differs from the 25% specified in the Proposal, under both the Proxy Access Provision and the Proposal, no fewer than two proxy access nominees may be included for any annual meeting at which directors are to be elected, which the Company views as the key element to this component of the Proposal. Furthermore, the Staff has granted no-action relief in prior instances under substantially similar circumstances as demonstrated in many of the Proxy Access Letters. *See, e.g., Cisco Systems, Inc.* (September 27, 2016); *WD-40 Company* (September 27, 2016); *Oracle Corporation* (August 11, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *General Motors Company* (March 21, 2016); *Quest Diagnostics Inc.* (March 17, 2016); *Amazon.com, Inc.*

(March 3, 2016); *Alaska Air Group, Inc.* (February 12, 2016); *The Dun & Bradstreet Corporation* (February 12, 2016).

4. **Shareholder Aggregation.** The Proposal provides that "[n]o limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the challenging 3% of required stock for a continuous 3-years." Sections 4(a) and 4(e) of the Proxy Access Provision provide that up to 20 eligible shareholders may form a group for purposes of satisfying the Ownership Requirement and allow a group of funds under common management and investment control to be counted as one shareholder for purposes of this limitation. The Company believes that limiting the size of a nominating group to 20 shareholders achieves the essential purpose of the Proposal by ensuring that shareholders are able aggregate to meet the ownership threshold, while addressing administrative concerns that could arise if an unwieldy number of shareholders sought to nominate director candidates under the Proxy Access Provision. In this regard, the Staff has granted no-action relief in prior instances under substantially similar circumstances as demonstrated in many of the Proxy Access Letters. *See, e.g., Cisco Systems, Inc.* (September 27, 2016); *WD-40 Company* (September 27, 2016); *Oracle Corporation* (August 11, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *General Motors Company* (March 21, 2016); *Quest Diagnostics Inc.* (March 17, 2016); *Amazon.com, Inc.* (March 3, 2016); *Alaska Air Group, Inc.* (February 12, 2016); *The Dun & Bradstreet Corporation* (February 12, 2016).

5. **Restrictions on Shareholder Re-Nominations.** The Proposal provides that "[n]o limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election." Section 4(i) of the Proxy Access Provision provides that if a Shareholder Nominee was included in the Company's proxy materials but did not receive the vote of at least 25% of the votes cast "for" his or her election, then that nominee is ineligible to be a Shareholder Nominee for the next two annual meetings. While the Proxy Access Provision differs from the Proposal in this regard, a reasonable restriction on the ability to resubmit nominees who previously received a low percentage of votes is consistent with the essential purpose of the Proposal because the restriction does not disqualify an eligible shareholder from using proxy access to nominate other candidates. Further, the Company will not have to expend any effort or incur any expense associated with the nomination of a Shareholder Nominee who previously received a low percentage of support from shareholders. The 25% standard for re-nominations has been implemented by a substantial majority of companies that have implemented proxy access. Furthermore, the Staff has granted no-action relief in prior instances under substantially similar circumstances as demonstrated in the Proxy Access Letters. *See, e.g., WD-40 Company* (September 27, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Amazon.com, Inc.* (March 3, 2016); *The Dun & Bradstreet Corporation* (February 12, 2016).

6. **Post-Annual Meeting Holding Requirements.** The Proposal provides that the "Company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election." The Proxy Access Provision includes no such requirement to hold stock after the annual meeting. Pursuant to Sections 4(e) and 4(f)(iv)(E) of the Proxy Access Provision, nominating shareholders are only required to state their intent to own the minimum required shares through the annual meeting.

7. **Including Loaned Shares in Meeting the Ownership Requirement.** The Proposal provides that "[l]oaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting." Section 4(d) of the Proxy Access Provision provides that a nominating shareholder's ownership of shares is deemed to continue during any period in which the nominating shareholder has loaned such shares, provided that the nominating shareholder has the power to recall such loaned shares on five business days' notice.

For all of the above reasons, the Company believes the Proxy Access Provision satisfies the essential objective of the Proposal and compares favorably with the guidelines of the Proposal. The Proxy Access Provision provides a shareholder or group of shareholders that have owned 3% or more of the Company's common stock continuously for at least three years the ability to include no fewer than two director nominees in the Company's Proxy Statement, with reasonable procedural requirements to address administrative and governance concerns. As a result, and consistent with the Staff's determinations in the Proxy Access Letters, the Company believes the Proposal may be excluded as substantially implemented pursuant to Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Statement pursuant to Rule 14a-8(i)(10) on the basis that the Company has substantially implemented the Proposal.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Statement, please do not hesitate to contact me at mrave@daypitney.com or (973) 966-8123, or Alan Eskow, Senior Executive Vice President and Chief Financial Officer, Valley National Bancorp at aeskow@valleynationalbank.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Very truly yours,

Michael T. Rave

Enclosures

cc: John Chevedden
Alan Eskow, Senior Executive Vice President and Chief Financial Officer, Valley National Bancorp

EXHIBIT A

(see attached Proposal and related correspondence)

FISMA & OMB MEMORANDM M-07-16
From:
Sent: Monday, November 14, 2016 11:50:37 PM
To: Grenz, Dianne
Subject: Rule 14a-8 Proposal (VLY)``

Dear Ms. Grenz,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB MEMORANDM M-07-16

Mr. Alan D. Eskow
Secretary
Valley National Bancorp (VLY)
1455 Valley Road
Wayne, NJ 07470
PH: 973-305-3380
FX: 973-305-1605

Dear Mr. Eskow,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: ***FISMA & OMB MEMORANDM M-07-16***) at:
FISMA & OMB MEMORANDM M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB MEMORANDM M-07-16***

Sincerely,

Kenneth Steiner

10-25-16
Date

cc: Dianne Grenz <dgrenz@valleynationalbank.com>
First Senior Vice President
PH: 973-305-4005
FX: 973-696-2044

[VLY – Rule 14a-8 Proposal, November 14, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Shareholder Proxy Access

RESOLVED: Shareholders ask the Board of Directors to provide proxy access for shareholder nominees for election to the Board, with the following essential elements:

1. Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock'') continuously for at least three years and pledge to hold such stock through the annual meeting.

2. Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy materials.

3. The number of shareholder-nominated candidates eligible to appear in Company proxy materials shall be one-quarter of the directors then serving or two, whichever is greater.

4. No limitation shall be placed on the number of shareholders who can aggregate their shares to achieve the challenging 3% of required stock for a continuous 3-years.

5. No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.

6. The Company shall not require that Nominators pledge to hold stock after the meeting if their nominees fail to win election.

7. Loaned securities shall be counted as belonging to any nominating shareholder who represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the meeting.

Proxy access is a fundamental shareholder right that will make directors more accountable and enhance shareholder value. A 2014 Chartered Financial Analyst Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1).

The proposed terms are similar to those in vacated SEC Rule 14a-11. The SEC, following extensive analysis and input from companies and investors, determined that those terms struck the proper balance of providing shareholders with a viable proxy access right while containing appropriate safeguards. (https://www.sec.gov/rules/final/2010/33-9136.pdf).

Shareholder proposals calling for proxy access have recently received overwhelming shareholder support, gaining a majority at 123 companies out of 198 facing such a proposal since 2015. Kaye Scholar partner Nicholas O'Keefe recently observed, "Companies are going to lose trying to fight proxy access" Of the 72 similar proposals presented by the New York Comptroller in 2016, the vast majority were withdrawn when companies agreed to adopt a similar version of proxy access.

In addition to public pension fund support, at an SEC Investor Advisory Committee meeting a representative from BlackRock, the largest asset manager in the world, stated the firm supports proxy access as a fundamental right, generally on terms consistent with the vacated SEC rule. TIAA-CREF sent a letter to its 100 largest holdings requesting that they adopt proxy access bylaws consistent with the 3% ownership threshold included in the vacated SEC rule.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

[The above line is for publication.]

Kenneth Steiner, ***FISMA & OMB MEMORANDM M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDM M-07-16***

From: Grenz, Dianne
Sent: Wednesday, November 23, 2016 7:17:53 AM
To: ***FISMA & OMB MEMORANDM M-07-16***
Subject: RE: Rule 14a-8 Proposal (VLY)

Mr. Chevedden,

This email serves to acknowledge our receipt of Mr. Steiner's Rule 14a-8 proposal submitted in connection with Valley National Bancorp's 2017 annual shareholder's meeting. The proposal indicates that Mr. Steiner is a Valley shareholder but did not include documentation of his ownership. As you are aware, under Rule 14a-8(b), in order to be eligible to submit a propsoal, Mr. Steiner must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to vote on the proposal at the meeting for at least one year prior to the date the proposal was submitted and must continue to hold those securities through the date of the annual meeting. In order to prove eligibility, please submit, by return email, a written statement from Mr. Steiner's broker verifying his ownership of Valley securities for the time period noted above.

Please provide this documention within fourteen calendar days of your receipt of this email. Should you have any questions regarding this request, please let me know.

Happy Thanksgiving!

Best,
Dianne Grenz

From: ***FISMA & OMB MEMORANDM M-07-16***
Sent: Monday, November 14, 2016 11:50:37 PM
To: Grenz, Dianne
Subject: Rule 14a-8 Proposal (VLY)``

Dear Ms. Grenz,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

FISMA & OMB MEMORANDM M-07-16

From:
Sent: Wednesday, November 30, 2016 4:30:02 PM
To: Grenz, Dianne
Subject: Rule 14a-8 Proposal (VLY) blb

Dear Ms. Grenz,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

VLY

Post-it® Fax Note 7671	Date 11-30-16 # of pages▶
To Dianne Grenz	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB MEMORANDM M-07-16***
Fax # 973-696-2044	Fax #

November 30, 2016

Kenneth Steiner

FISMA & OMB MEMORANDM M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDM M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2015.

1. Baxter International Inc. (BAX)
2. Ferro Corporation (FOE)
3. International Paper Company (IP)
4. Ameren Corporation (AEE)
5. Valley National Bancorp (VLY)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

<u>EXHIBIT B</u>

(see attached Amended By-Laws)

BY-LAWS

OF

VALLEY NATIONAL BANCORP

As Revised December 6, 2016

ARTICLE I

SHAREHOLDERS MEETINGS

1. Annual Meeting. The annual meeting of shareholders for the election of directors and such other business as may properly come before the meeting shall be held upon not less than 10 nor more than 60 days written notice of the date, time, place and purpose or purposes of the meeting. The annual meeting shall be held at 2:00 p.m. on the first Wednesday of April each year at the principal place of business of the Corporation, 1455 Valley Road, Wayne, New Jersey, or at such other time, date and place as shall be fixed by the Board of Directors.

2. Nomination of Directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at any annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors. Nominations may be made (i) by the Board of Directors, (ii) by any shareholder of the Corporation (x) who is a shareholder of record on the date of the giving of the notice provided for in Section 3 of Article I and on the record date for the determination of shareholders entitled to vote at such meeting and (y) who complies with the notice related requirements and procedures set forth in Section 3 of Article I, or (iii), only in connection with annual meetings (and not special meetings), by any shareholder or group of shareholders of the Corporation that complies in all respects with the notice and procedures set forth in Section 4 of this Article I. Only persons who are nominated in accordance with the foregoing shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances.

   If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

3. Advance Notice of Nominations of Directors by Shareholders. For nominations of directors to be properly brought before an annual or special meeting of shareholders by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. Nominations of directors at a special meeting of shareholders shall be permitted only if the election of directors is expressly included in the notice of meeting as an item of business to be conducted at the meeting.

   To be timely, a shareholder's notice to the Secretary pursuant to this Section 3 must be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (a) in the case of an annual meeting, not later than one hundred and twenty (120) days nor earlier than one hundred and fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder in order to be timely must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting is first publicly announced or disclosed, and (b) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting is first publicly disclosed or announced. In no event shall the adjournment or postponement of the meeting or the public announcement thereof, commence a new time period (or extend any existing time period) for the giving of a shareholder's notice.

To be in proper written form, a shareholder's notice to the Secretary pursuant to this Section 3 must set forth (a) as to each nominee whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the number of shares of common stock of the Corporation which are owned beneficially or of record by the nominee, (iv) any other information relating to the nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (together with any successor laws, rules and regulations, the "Exchange Act"), and (v) the details of any relationship that existed within the last three years and that would have been described pursuant to Item 6 (e) of Schedule 14N (or any successor Item) if the relationship existed on the date of the submission of the Schedule 14N; and (b) as to the shareholder giving the notice and as to each beneficial owner, if any, on whose behalf the nomination is being submitted and, if such shareholder or beneficial owner is an entity, as to each director, executive, managing member or control person of such entity (any such individual or control person, a "control person"), (i) the name and address of such shareholder and any such beneficial owners and control persons, (ii) number of shares of common stock of the Corporation which are owned beneficially or of record by such shareholder and any such beneficial owners and control persons, (iii) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such shareholder, any such beneficial owners, any such control person or any director nominee with respect to the corporation's common stock or other securities, (iv) a representation that such shareholder, any such beneficial owners, any control person or any director nominee, will, within two (2) business days of any change (x) in number of shares of common stock (provided under (ii) hereof) or (y) the description (provided under item (iii) hereof), that occurs or will occur on or before the date of the shareholders meeting, deliver to the Secretary at the principal executive offices of the Corporation a description of the change, and the date it occurred, or will occur, (v) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons, including any such beneficial owners and control persons, (including their names) pursuant to which the nomination(s) are to be made by such shareholder or that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act if the shareholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such Item and the nominee were a director or executive officer of such registrant, (vi) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice, (vii) a representation as to whether the shareholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding common stock required to elect each proposed nominee and/or otherwise solicit proxies from shareholders in support of the nomination(s), and (viii) any other information relating to such shareholder and any such beneficial owners and control persons that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14(a) of the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee agreeing to be named as a nominee and a representation by the nominee that if elected he or she intends to serve as a director for the full term for which he or she is standing for election.

4. Inclusion of Shareholder Nominees in Corporation' Proxy Statement.

(a) Subject to compliance with all the provisions of this Section 4 as determined by the Corporation, if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for any annual meeting of shareholders (but not at any special meeting of shareholders) (a) the names of any person or persons nominated for election to the Board of Directors (each, a "Shareholder Nominee"), who shall also be included on the Corporation's form of proxy and ballot, by any Eligible Shareholder (as defined below) or group of up to 20 Eligible Shareholders that, as determined by or at the direction of the Board of Directors or a Committee thereof, has (individually and collectively, in the case of a group) satisfied all applicable conditions and complied with all applicable procedures and requirements set forth in this Section 4 (such Eligible Shareholder or group of Eligible Shareholders being a "Nominating Shareholder"); and, if the Shareholder Nominee is so included, (b) disclosure about each Shareholder Nominee and the Nominating Shareholder required under the rules of the Securities and Exchange Commission or other applicable law to be included in the proxy statement; (c) any Supporting Statement (as defined below), and (d) any other information that the Corporation or the Board of Directors determines to include in the proxy statement relating to the nomination of each Shareholder Nominee, including, without limitation, any statement in opposition to the nomination, any of the information provided by the Eligible Shareholder pursuant to this Section 4 and any related information with respect to a Shareholder Nominee.

(b) To nominate a Shareholder Nominee pursuant to this Section 4 the Nominating Shareholder (including for the avoidance of doubt, each group member in the case of a Nominating Shareholder consisting of a group of Eligible Shareholders) must deliver to the secretary of the Corporation at the principal executive offices of the Corporation all of the information and documents required by this Section 4 (collectively the Nomination Notice) in a form that the Board of Directors determines is acceptable, no earlier than one hundred and fifty (150) calendar days and no later than one hundred and twenty (120) calendar days before the anniversary of the date that the Corporation mailed its proxy statement for the prior year's annual meeting of shareholders; provided, however, that in the event (and only in such event) that the annual meeting is called for a date that is not within thirty (30) days before or after the anniversary date of the prior year's annual meeting, in order to be timely the Nomination Notice must be so delivered not later than the close of business on the tenth (10th) day following the day on which the notice of the date of the annual meeting is first publicly announced or disclosed. In no event shall the adjournment or postponement of the meeting or the public announcement thereof, commence a new time period (or extend any existing time period) for the giving of a Nomination Notice.

(c) The Corporation shall not be required to include in the proxy statement for an annual meeting of shareholders more Shareholder Nominees than that number (the "Maximum Number") constituting the greater of two (2) or twenty percent (20%) of the number of directors in office as of the last day on which a Nomination Notice may be delivered pursuant to this Section 4, or if such amount is not a whole number, the closest whole number below twenty percent (20%) (including in the Maximum Number Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the Corporation's proxy materials pursuant to this Section 4 but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board of Director nominees). In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 4 exceeds this Maximum Number, each Eligible Shareholder will select one Shareholder Nominee for inclusion in the Corporation's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of the common stock of the Corporation each Eligible Shareholder disclosed as owned in its respective Nomination Notice submitted to the Corporation. If the Maximum Number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Maximum Number is reached. In the event that one or more vacancies occurs on the Board of Directors after the last day on which a Nomination Notice may be delivered pursuant to this Section 4 but before the annual meeting of shareholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith the Maximum Number shall be calculated based on the number of directors in office as so reduced.

(d) For purposes of this Section 4, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of the common stock of the Corporation as to which the shareholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder or affiliate. A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on five (5) business days' notice; or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the common stock of the Corporation are "owned" for these purposes shall be determined by the Board of Directors, which determination shall be conclusive and binding on the Corporation and its shareholders.

(e) An Eligible Shareholder is a shareholder of the common stock of the Corporation who or which meets the shareholding conditions of this paragraph (e) of Section 4. An Eligible Shareholder must have owned (as defined above) continuously for at least three (3) years that number of shares of common stock as shall constitute three percent (3%) or more of the outstanding common stock of the Corporation (the "Required Shares") as of both (i) a date within seven (7) calendar days prior to the date of the Nomination Notice and (ii) the record date for determining shareholders entitled to vote at the annual meeting. For purposes of satisfying the foregoing ownership requirement under this Section 4, (i) the shares of the common stock of the Corporation owned by one or more shareholders, or by the person or persons who own shares of the common stock of the Corporation and on whose behalf any shareholder is acting, may be aggregated, provided that the number of shareholders and other persons whose ownership of shares of common stock of the Corporation is aggregated for such purpose shall not exceed twenty (20), and (ii) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose. No person may be a member of more than one group of persons constituting an Eligible Shareholder under this Section 4 and if any person appears as a member of more than one group, it shall be deemed to be a member only of the group that owns the largest number of shares of common stock of the Corporation.

(f) Within the time period specified in paragraph (b) of this Section 4, and as part of the Nomination Notice, an Eligible Shareholder must provide the following information in writing to the secretary of the Corporation:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three (3)-year holding period) verifying that, as of a date within seven (7) calendar days prior to the date of the Nomination Notice, the Eligible Shareholder owns, and has owned continuously for the preceding three (3) years, the Required Shares, and the Eligible Shareholder's agreement to provide, within five (5) business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date;

(ii) the written consent of each Shareholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected, together with the information and representations that would be required to be set forth in a shareholder's notice of a nomination pursuant to Section 3 of this Article I;

(iii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission in accordance with Rule 14a-18 under the Exchange Act, as such rule may be amended;

(iv) a representation that the Eligible Shareholder (including each member of any group of shareholders that together is an Eligible Shareholder under this Section 4) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have such intent, (B) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 4, (C) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee or a nominee of the Board of Directors, (D) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the Corporation, and (E) intends to own the Required Shares through the date of the annual meeting; and

(v) an undertaking that the Eligible Shareholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Corporation or out of the information that the Eligible Shareholder provided to the Corporation, (B) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting, and (C) provide to the Corporation prior to the annual meeting such additional information as necessary with respect thereto.

(g) The Eligible Shareholder may provide to the Secretary of the Corporation, at the time the Nomination Notice is required to be delivered, a written statement for inclusion in the Corporation's proxy statement for the annual meeting, not to exceed five hundred (500) words, in support of the Shareholder Nominee's candidacy (the "Supporting Statement"). Notwithstanding anything to the contrary contained in this Section 4, the Corporation may omit from its proxy materials any information or the Supporting Statement (or portion thereof) that does not fully comply with Section 14 of the Exchange Act or that it, in good faith, believes would violate any applicable law or regulation.

(h) Within the time period specified in paragraph (b) of this Section 4 and as part of the Nomination Notice, a Shareholder Nominee must deliver to the secretary of the Corporation a written representation and agreement that the Shareholder Nominee (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question that has not been disclosed to the Corporation, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, and (iii) will comply with all the Corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing requirement. At the request of the Corporation, the Shareholder Nominee must submit all completed and signed questionnaires required of the Corporation's directors and officers. The Corporation may request such additional information as necessary to permit the Board of Directors to determine if each Shareholder Nominee is independent under the listing standards of the principal U.S. exchange upon which the Corporation's common stock is listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors (the "Applicable Independence Standards"). If the Board of Directors determines that the Shareholder Nominee is not independent under the Applicable Independence Standards, the Shareholder Nominee will not be eligible for inclusion in the Corporation's proxy materials.

(i) Any Shareholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (ii) does not receive at least twenty-five percent (25%) of the votes cast "for" the Shareholder Nominee's election, will be ineligible to be a Shareholder Nominee pursuant to this Section 4 for the next two (2) annual meetings.

(j) The Corporation shall not be required to include, pursuant to this Section 4, any Shareholder Nominees in its proxy materials for any meeting of shareholders (i) for which the secretary of Corporation receives a notice that a shareholder has nominated a person for election to the Board of Directors pursuant to the advance notice requirements for shareholder nominees for director set forth in Section 3 of this Article I, (ii) if the Eligible Shareholder who has nominated such Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the Board of Directors, (iii) who is not independent under the Applicable Independence Standards, as determined by the Board of Directors, (iv) whose election as a member of the Board of Directors would cause the Corporation to be in violation of these By-Laws, the Certificate of Incorporation, the listing standards of the principal exchange upon which the Corporation's common stock is traded, or any applicable law, rule or regulation, (v) who is a management official of a depository organization (each as defined in the regulations under the Depository Institution Management Interlocks Act), (vi) who is a named a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten (10) years, (vii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (viii) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the Corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors, or (ix) if the Eligible Shareholder or applicable Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Shareholder or Shareholder Nominee or fails to comply with its obligations pursuant to this Section 4.

(k) Notwithstanding anything to the contrary set forth in this Section 4, the Board of Directors or the person presiding at the meeting shall declare a nomination by an Eligible Shareholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the Corporation, if (i) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations, agreements or representations under this Section 4, as determined by or at the direction of the Board of Directors or any Committee thereof or the person presiding at the annual meeting of shareholders, or (ii) the Eligible Shareholder (or a qualified representative thereof) does not appear at the annual meeting of shareholders to present any nomination pursuant to this Section 4.

(l) The Eligible Shareholder (including any person who owns shares of common stock of the Corporation that constitute part of the Eligible Shareholder's ownership for purposes of satisfying paragraph (e) of this Section 4) and the Shareholder Nominee shall file with the Securities and Exchange Commission any solicitation or other communication with the Corporation's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

5. Special Meetings. A special meeting of shareholders may be called for any purpose by the Chairman, Chief Executive Officer, the President or a majority of the Board of

Directors. A special meeting shall be held upon not less than 10 nor more than 60 days written notice of the time, place and purpose of the meeting.

6. Quorum. The holders of a majority of the outstanding common stock represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. The holders of a majority of the shares entitled to vote and present in person or by proxy at a meeting, though less than a quorum, may adjourn any meeting. The Corporation shall not be required to give notice of an adjourned meeting if the time and place of the meeting are announced at the meeting from which an adjournment is taken and the business transacted at the adjourned meeting is limited to that which might have been transacted at the original meeting.

7. Shareholder Action.

(a) A nominee for director shall be elected to the Board of Directors if the nominee receives a majority of the votes cast, other than in a contested election. A nominee receives a majority of the votes cast if the votes cast "for" such nominee's election exceed the votes "against" such nominee's election. In the event of a contested election, directors shall be elected by a plurality of the votes cast. A contested election is any election in which the number of nominees exceeds the number of directors to be elected at the meeting.

(b) A majority of the votes cast shall decide every other question or matter submitted to the shareholders at any meeting, unless otherwise provided by the New Jersey Business Corporation Act, by the certificate of incorporation or by these By-Laws.

8. Record Date. The Board of Directors shall fix a record date for each meeting of shareholders and for other corporate action for purposes of determining the shareholders of the Corporation who are entitled to: (i) notice of or to vote at any meeting of shareholders; (ii) give a written consent to any action without a meeting; or (iii) receive payment of any dividend, distribution, or allotment of any right. The record date may not be more than 60 days nor less than 10 days prior to the shareholders meeting, or other corporate action or event to which it relates.

9. Inspectors of Election. In advance of any shareholders' meeting, the Board of Directors may appoint one or more inspectors of election whose duty it shall be to determine the shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies. The inspectors shall receive and tabulate all votes, except voice votes, determine the results of all such votes, including the election of directors, and do such acts as are proper to conduct the election or vote, including hearing and determining all challenges and questions arising in connection with the right to vote. After any meeting, the inspectors shall file with the Secretary of the meeting a certificate under their hands, certifying the result of any vote or election, and in the case of an election, the names of the directors elected.

10. Proxies. Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing or by any other method authorized by the Board and consistent with law.

ARTICLE II

DIRECTORS

1. Board of Directors. The Board of Directors (the "Board") shall manage and administer the business and affairs of the Corporation. Except as expressly limited by these By-Laws, all powers of the Corporation shall be vested in and may be exercised by the Board.

2. Number and Term of Office. The number of directors shall be not less than five and not more than 25. The exact number shall be determined, from time to time, by the Board. Directors shall be elected by the shareholders at each annual meeting and shall hold office until the next annual meeting of shareholders and until their successors shall have been elected and qualified. The Board shall have the right to increase the number of directors between annual meetings and to fill vacancies so created and other vacancies occurring for any reason.

3. Regular Meetings. A regular meeting of the Board shall be held without notice immediately following and at the same place as the annual shareholders' meeting for the purpose of electing officers and conducting any other business as may come before the meeting. The Board shall hold a regular meeting on the second Tuesday of each February, May, August and November and, by resolution, may provide for different or additional regular meetings. All regular meetings shall be held in the Office of Valley National Bank, 1455 Valley Road, Wayne, New Jersey, unless otherwise provided by the Board. All regular meetings may be held without notice to any director, except that a director not present at the time of the adoption of a resolution setting forth different or additional regular meeting dates shall be entitled to notice of those meetings.

4. Special Meetings. A special meeting of the Board may be called for any purpose at any time by the Chairman, Chief Executive Officer, the President, the Chairman of any of the Audit, Compensation and Human Resource, or Nominating and Governance Committees or by a majority of the directors. The meeting shall be held upon not less than one days' notice if given orally (either by telephone or in person) or by e-mail, or upon not less than three days notice if given by depositing the notice in the United States mails, postage prepaid. The notice shall specify the time, date and place of the meeting.

5. Action Without Meeting. The Board may act without a meeting if, prior or subsequent to the action, each member of the Board shall consent in writing to the action. The written consent or consents shall be filed in the minute book.

6. Quorum. A majority of the directors shall constitute a quorum at any meeting, except when otherwise provided by the New Jersey Business Corporation Act. However, a smaller number may adjourn any meeting and the meeting may be held, as adjourned, without further notice. The act of the majority present at a meeting at which a quorum is present shall be the act of the Board, unless otherwise provided by the New Jersey Business Corporation Act, the certificate of incorporation or these By-Laws.

7. Vacancies in Board of Directors. Any vacancy in the Board, including a vacancy caused by an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors.

8. Telephone Participation in Board Meetings. One or more directors may participate in a meeting of the Board, or of any committee thereof, by means of a speaker or conference telephone or similar communications equipment which permits all person participating in the meeting to hear each other. Any director who is unable to attend any meeting of the Board or any committee thereof shall have the right, upon prior written request, to participate in the meeting by such telephone hook-up if the means are reasonably available at the place where the meeting is to be held.

ARTICLE III

COMMITTEES OF THE BOARD

1. Executive Committee. The Board, by the vote of a majority of the entire Board, annually shall appoint an Executive Committee composed of at least five directors, among whom shall be the Chairman and the Chief Executive Officer of the Corporation. At least a majority of the Committee shall not be employees of the Corporation or any of its subsidiaries. The Executive Committee shall have and may exercise all of the authority of the Board except as otherwise provided in the New Jersey Business Corporation Act. As provided, in the New Jersey Business Corporation Act, neither the Executive Committee or any other committee shall (i) make, alter or repeal any of these By-Laws; (ii) elect or appoint any director, or remove any officer or director; (iii) submit to shareholders any action that requires shareholders' approval; and (iv) amend or repeal any resolution theretofore adopted by the Board which by its terms is amendable or repealable only by the Board. The Executive Committee shall keep minutes of its meetings, and such minutes shall be submitted to the next regular or special meeting of the Board at which a quorum is present, and any action taken by the Board with respect thereto shall be entered in the minutes of the Board. A majority of the directors on the Executive Committee shall constitute a quorum for the transaction of business. The Chairman shall serve as chairman of the Executive Committee.

2. Nominating and Corporate Governance Committee. The Board, by the vote of a majority of the entire Board, annually shall appoint a Nominating and Corporate Governance Committee composed of at least five directors, whose members shall not be employees of the Corporation or any of its subsidiaries and shall meet all legal and regulatory requirements. The Nominating and Corporate Governance Committee shall identify and select candidates for nomination to the Board and recommend those selected to the entire Board for its approval. The authority and responsibilities of the Committee shall be set forth in its charter, which charter shall be approved by the Board.

3. Audit Committee. The Board, by the vote of a majority of the entire Board, annually shall appoint an Audit Committee composed of not less than three directors who shall not be active officers or employees of the Corporation and shall meet all legal and regulatory requirements. The authority and responsibilities of the Committee shall be set forth in its charter, which charter shall be approved by the Board.

4. Compensation and Human Resource Committee. The Board, by the vote of a majority of the entire Board, annually shall appoint a Compensation and Human Resource Committee composed of at least five directors, none of whom shall be an officer of the Corporation and shall meet all legal and regulatory requirements. The Committee shall approve the salaries of Senior Officers of the Corporation and the Corporation's Profit Sharing, Pension, Long Term Stock Incentive and other compensation plans. The authority and responsibilities of the Committee shall be set forth in its charter, which charter shall be approved by the Board.

5. Other Committees. The Board may appoint, from time to time, from its own members, one or more other committees of one or more directors, for such purposes and with such authority as the Board may determine.

6. Actions of Committees. Except as specified in these By-Laws, actions taken at a meeting of any committee shall be reported to the Board at its next meeting following such committee meeting, except that, when the meeting of the Board is held within 2 days after the committee meeting, such report shall, if not made at the first meeting, be made to the Board at its second meeting following such committee meeting.

ARTICLE IV

WAIVERS OF NOTICE

Any notice required by these By-Laws, by the certificate of incorporation, or by the New Jersey Business Corporation Act may be waived in writing by any person entitled to notice. The waiver, or waivers, may be executed either before or after the event with respect to which the notice is waived. Any director or shareholder attending a meeting without protesting, prior to its conclusion, the lack of proper notice shall be deemed conclusively to have waived notice of the meeting.

ARTICLE V

OFFICERS

1. Election. At its regular meeting following the annual meeting of shareholders, the Board shall elect a Chief Executive Officer, a Chairman of the Board, a President, a Vice President, a Chief Financial Officer, a Secretary, and such other officers as it shall deem necessary. One person may hold two or more offices.

2. Chief Executive Officer. The Board of Directors shall appoint one of its members to be Chief Executive Officer of the Corporation to serve at the pleasure of the Board. The Chief Executive Officer may also hold another office or offices in the Corporation. He shall have general authority over all the business and affairs of the Corporation.

3. Chairman of the Board. The Board shall appoint one of its members to be Chairman of the Board to serve at the pleasure of the Board. Such person shall preside at all meetings of the Board and of the shareholders, and shall also have and may exercise such further powers and duties as from time to time may be conferred or assigned by the Board or by the Chief Executive Officer. In the Chairman's absence, the Board will designate one of the members to serve as Chairman.

4. Vice Chairman. The Board of Directors may appoint one or more of its members to be Vice Chairman to serve at the pleasure of the Board. Such person shall have such power and duties as may be assigned by these By-Laws, by the Board of Directors or by the Chief Executive Officer.

5. President. The Board shall appoint a President of the Corporation. The President shall have and may exercise any and all powers and duties pertaining by law, regulation, or practice to the office of president, or imposed by these By-Laws. The President shall also have and may exercise such further powers and duties as from time to time may be conferred or assigned by the Board or the Chief Executive Officer.

6. Vice President. The Board may appoint one or more Executive Vice Presidents and such other Vice Presidents as deemed appropriate by the Board. Each Vice President shall perform the duties and have the authority as from time to time may be delegated to him by the Chief Executive Officer, by the Board of Directors, or by these By-Laws.

7. Secretary. The Board shall appoint a Secretary who shall be Secretary for meetings of the Board and of the Corporation, and shall keep accurate minutes of those meetings. The Secretary shall attend to the giving of all notices required by these By-Laws and shall be custodian of the corporate seal, records, documents and papers of the Corporation. The Secretary also shall have and may exercise any and all other powers and duties pertaining by law or practice to the office of Secretary, and shall also perform such other duties as may be assigned from time to time by the Board.

8. Chief Financial Officer. The Board shall appoint a Chief Financial Officer who shall have custody of the funds and securities of the Corporation and shall keep or cause to be kept regular books of the account for the Corporation. The Officer shall perform such other duties and possess such other powers as are incident to his office or as shall be assigned to him by the President or the Board. Unless the Board has appointed a Treasurer, the Chief Financial Officer shall be deemed the treasurer of the Corporation for purposes of the New Jersey Business Corporation Act.

9. Other Officers. The Board may appoint one or more Assistant Vice Presidents, one or more Assistant Secretaries, and such other officers as from time to time may appear to the Board to be required or desirable to transact the business of the Corporation. Such officers shall respectively exercise such powers and perform such duties as pertain to their several offices, or as may be conferred upon or assigned to them by the Board, the Chief Executive Officer, or the President.

10. Tenure of Office. The Chairman, the Chief Executive Officer, any Vice Chairman, the President, the Secretary, the Chief Financial Officer and all other officers shall hold office for the current year for which the Board was elected, unless they shall resign, become disqualified, or be removed. Any vacancy occurring in the office of Chief Executive Officer, Chairman, President or Secretary shall be filled promptly by the Board.

ARTICLE VI

STOCK AND STOCK CERTIFICATES

1. Transfers. Shares of stock shall be transferable on the books of the Corporation, and a transfer book shall be kept in which all transfers of stock shall be recorded. Every person becoming a shareholder by such transfer shall, in proportion to his shares, succeed to all rights of the prior holder of such shares.

2. Share Certificates. The shares of the corporation shall be represented by certificates signed by or in the name of the Corporation, by the Chief Executive Officer, or the President or a Vice President, and by the Secretary or Assistant Secretary of the Corporation, and may be sealed with the seal of the Corporation. Any signature and the seal may be reproduced by facsimile. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

ARTICLE VII

AMENDMENTS TO AND EFFECT OF BY-LAWS; FISCAL YEAR

1. Force and Effect of By-Laws. These By-Laws are subject to the provisions of the New Jersey Business Corporation Act and the Corporation's certificate of incorporation, as it may be amended from time to time. If any provision in these By-Laws is inconsistent with a provision of the Act or the certificate of incorporation, the provisions of the Act or the certificate of incorporation shall govern.

2. Amendments to By-Laws. These By-Laws may be altered, amended, or repealed by the shareholders or by the Board. Any By-Law adopted, amended, or repealed by the shareholders may be amended or repealed by the Board, unless the resolution of the shareholders adopting such By-Law expressly reserves to the shareholders the right to amend or repeal it.

3. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January each year.

4. Records. The certificate of incorporation, the By-Laws and the proceedings of all meetings of the shareholders, the Board, and standing committees of the Board shall be recorded in appropriate minute books provided for the purpose. The minutes of each meeting shall be signed by the Secretary or other officer appointed to act as secretary of the meeting.

5. Inspection. A copy of the By-Laws, with all amendments thereto, shall at all times be kept in a convenient place at the principal place of business of the Corporation, and for a proper purpose shall be open for inspection to any shareholder during business hours.

ARTICLE VIII

CORPORATE SEAL

The Chairman, any Vice Chairman, the Chief Executive Officer, the President, any Vice President, the Secretary, any Assistant Secretary, and the Chief Financial Officer, shall have authority to affix the corporate seal to any document requiring such seal, and to attest the same. Such seal shall be substantially in the following form:

(Impression)

(of)

(Seal)